 May 11, 2022

VIA EDGAR

Mr. David Orlic
Ms. Christina DiAngelo Fettig
Ms. Melissa McDonough
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Great Elm Capital Corp. Amendment No. 1 to Form 10-K Filed April 19, 2022 File No. 814-01211 Amendment No. 1 to Registration Statement on Form N-2 Filed April 19, 2022 File No. 333-263282

Dear Mr. Orlic, Ms. Fettig and Ms. McDonough:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on April 25, 2022, relating to GECC’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2021, filed on April 19, 2022 (the “Amended 10-K”) and Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (“Amendment No. 1”) filed on April 19, 2022.

Simultaneously herewith, GECC has filed a Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

AMENDMENT NO. 1 TO FORM 10-K

Notes to Consolidated Financial Statements, General

1.          As a follow up to Question 10 in your letter dated April 19, 2022 regarding the Amended 10-K and Amendment No. 1, please explain why the notes to the consolidated financial statements do not include a note relating to capital share transactions when share issuances are disclosed in the Consolidated Statements of Changes in Net Assets.

             RESPONSE:  Capital share activity in 2021 included the issuance of shares of common stock in a private placement, which was previously disclosed by GECC in a Current Report on Form 8-K on September 20, 2021 under Items 3.02 and Item 8.01 of Form 8-K. GECC will include a footnote related to similar share issuances in future filings, as applicable.

U.S. Securities and Exchange Commission
Division of Investment Management
May 11, 2022

Consolidated Statements of Operations, Page F-5

2.          As a follow up to Question 13 in your letter dated April 19, 2022 regarding the Amended 10-K and Amendment No. 1, please direct us to the mandatory deferral provisions of the investment management agreement that provides that gains are included in the trailing twelve quarters pre-incentive fee net return hurdle.

             RESPONSE:  The mandatory deferral provisions are in Section 4.5 of the Investment Management Agreement, dated as of September 27, 2016 (the “IMA”), by and between GECC and Great Elm Capital Management, Inc. ("GECM"), which was included as Exhibit 10.1 to the Amended 10-K.

AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT

Prospectus Summary, Page 9

3.          We note the revised disclosure under the section “Prospectus Summary—Contingent Incentive Fee Waiver.” Please explain why you recognized the reversal of these accrued fees during the period ending March 31, 2022 under applicable accounting guidance, including FASB ASC 450.

             RESPONSE:  GECM has agreed to waive all accrued and unpaid incentive fees pursuant to the IMA, effective as of March 31, 2022, without any contingency. GECC believes that it is proper for it to recognize the reversal of the accrued and unpaid incentive fees during the quarter ended March 31, 2022 as the waiver provided by GECM released GECC from its obligation to pay such fees and there is no longer a contingency to satisfy.  GECC has revised the disclosure in Amendment No. 2 to remove references to the waiver being contingent.

*  *  *  *  *

              GECC believes that the information contained in this response letter, together with the Amendment No. 2, is responsive to the oral comments received from the Staff on April 25, 2022.

              Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

U.S. Securities and Exchange Commission
Division of Investment Management
May 11, 2022

              Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:         Rory T. Hood
              Jones Day